As filed with the Securities and Exchange Commission on March 24, 1998
                                                    Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------
                         HI-RISE RECYCLING SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)
                            -------------------------
        Florida                                              65-0222933
(State or Other Jurisdiction                              (I.R.S. Employer
of Incorporation or Organization)                       Identification No.)
                             16255 N.W. 54th Avenue
                              Miami, Florida 33014
                                 (305) 624-9222
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                            -------------------------
                                  Donald Engel
                Chairman of the Board and Chief Executive Officer
                         Hi-Rise Recycling Systems, Inc.
                             16255 N.W. 54th Avenue
                              Miami, Florida 33014
                                 (305) 624-9222
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            -------------------------
                          Copies of communications to:
                               Gary Epstein, Esq.
                               Fern S. Watts, Esq.
             Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 579-0500
                            -------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.
                            -------------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            -------------------------


                                                      CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                               AMOUNT            PROPOSED MAXIMUM        PROPOSED MAXIMUM          AMOUNT OF
               TITLE OF CLASS OF                TO BE             OFFERING PRICE        AGGREGATE OFFERING        REGISTRATION
          SECURITIES TO BE REGISTERED      REGISTERED (1)         PER SHARE (2)             PRICE (2)                 FEE
===================================================================================================================================
Common Stock, $.01 par value                3,500,762               $3.52               $12,322,682.24           $4,251.32
===================================================================================================================================

(1) Includes 1,111,797 shares of Common Stock issuable upon exercise of outstanding warrants and 939,867 shares of Common Stock issuable upon conversion of outstanding shares of Series B Convertible Preferred Stock.
(2) Estimated solely for the purposes of calculating the registration fee on the basis of the average of the bid and ask prices of the Company's Common Stock on March 18, 1998, as reported by the Nasdaq Small-Cap Market.
                            -------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS

                      SUBJECT TO COMPLETION, MARCH 24, 1998

                                3,500,762 Shares

                         HI-RISE RECYCLING SYSTEMS, INC.

                                  Common Stock

                            -------------------------

         This Prospectus relates to an aggregate of 3,500,762 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Hi-Rise Recycling Systems, Inc., a Florida corporation (the "Company"), proposed to be sold from time to time by the Selling Shareholders named herein. See "Selling Shareholders." The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders; however, the maximum gross proceeds payable to the Company from the exercise of all of the Warrants, if exercised in full, would be $2,629,753.

         The Company has registered the Shares under the Securities Act of 1933, as amended (the "Securities Act"), for sale by the Selling Shareholders, pursuant to certain Registration Rights Agreements entered into by the Company and the Selling Shareholders (the "Registration Rights Agreements"). See "The Company - Recent Events." The Company has been advised by the Selling Shareholders that they may from time to time sell all or part of the Shares in one or more transactions in the over-the-counter market, on the Nasdaq Small-Cap Market (or any exchange on which the Common Stock may then be listed), in negotiated transactions or otherwise, or pursuant to a combination of such methods of sale. This Prospectus also may be used, with the Company's consent, by donees of the Selling Shareholders, or by other persons acquiring the Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. The Shares will be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or though broker-dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or purchasers of the Shares, or both, for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act. Neither the Company nor the Selling Shareholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders in connection with their sale of the Shares from time to time.

         The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

         The Common Stock is quoted on the Nasdaq Small-Cap Market under the symbol "HIRI." On March 18, 1998, the last reported bid price of the Common Stock on the Nasdaq Small-Cap Market was $3.41 per share. As of March 18, 1998, there were 9,043,731 shares of Common Stock issued and outstanding.

         FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                           -------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ---------------------

                 The date of this Prospectus is _______ __, 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 3475 Lenox Road, N.E., Suite 1000, Atlanta, Georgia 30326. Copies of each document may also be obtained through the Commission's internet address at http://www.sec.gov. Quotations relating to the Company's Common Stock appear on the Nasdaq Small-Cap Market and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of such Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the prescribed fees, or may be examined without charge at such facilities. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission under the Exchange Act are incorporated in and made a part of this Prospectus by reference:

         (a) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996;

         (b) the Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

         (c) the Company's Current Report on Form 8-K for an event occurring February 3, 1997;

         (d) the Company's Current Report on Form 8-K for an event occurring June 24, 1997;

         (e) the Company's Current Report on Form 8-K for an event occurring February 20, 1998; and

         (f) the Company's Registration Statement on Form 8-A (Registration No. 0-21946).

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents, which also are incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to the Company's principal executive office: Attn: Secretary, 16255 N.W. 54th Avenue, Miami, Florida 33014, telephone number (305) 624-9222.















          THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

                                   THE COMPANY

         Hi-Rise Recycling Systems, Inc. (the "Company") is primarily engaged in marketing solid waste handling equipment. Until February 1997, the Company was primarily engaged in marketing a proprietary automated system known as the "hi-rise" system designed to collect source-separated recyclables and other solid waste in multi-story residential buildings. In February 1997, the Company expanded its product lines to include sheet metal fabrication products, consisting primarily of rubbish and laundry chutes. During the nine months ended September 30, 1997, sales of sheet metal fabrication products accounted for approximately 43% of the Company's revenues. In February 1998 the Company acquired Hesco Sales, Inc., a company engaged in the business of manufacturing, marketing and selling solid waste handling equipment products. Hesco's primary product lines include waste containers and trash compaction systems. The Company anticipates that in the future Hesco's product lines will be the Company's single largest source of revenue. In addition, the Company expects that its other principal sources of revenues will be sales of rubbish and linen chutes, sales and sales type leases of the hi-rise system and sales of trash compaction systems. See "--Recent Events."

         The hi-rise system is easily adapted to and takes advantage of the efficiency and convenience of a multi-story building's existing waste disposal chute or designed into newly constructed buildings, permitting residents to conveniently dispose of, without commingling, a variety of recyclable waste, including glass, metal, newspapers and plastic, plus garbage. By providing for source separation and collection from each floor, the hi-rise system eliminates the cost, inconvenience and potential health and fire hazards associated with manually transporting solid waste in elevators and stairwells to a central storage area on the ground floor or basement. The hi-rise system is intended to promote recycling and enable multi-story building owners and residents to efficiently source-separate and divert recyclable waste from landfills, while reducing the time, labor and hauling expenses normally associated with solid waste disposal. The Company designed the hi-rise system in response to perceived market opportunities arising out of increasing state and local environmental regulation mandating or encouraging recycling.

         As of February 20, 1998, the Company had installed 151 hi-rise systems, of which 62 were sold and 89 were leased or rented. In connection with sales type lease of the hi-rise system, the Company has entered into shared savings agreements with building owners, pursuant to which the Company manages a building's solid waste disposal and receives a percentage of the building owner's shared savings realized as a result of reduced waste disposal costs. In 1995 and 1996, the Company focused its sales efforts with respect to the hi-rise system on the new construction market.

         The Company's backlog has grown from approximately $1.6 million at December 31, 1995 to approximately $3.5 million at December 31, 1996 and $4.1 million at September 30, 1997.

         As part of its plan to expand its operations into new geographic markets, in February 1995, the Company acquired all of the outstanding capital stock of IDC Systems, Inc., a privately held New York corporation ("IDC Systems"). IDC Systems is engaged in the business of assembling, selling, installing and servicing trash compaction systems in New York, New Jersey and Connecticut. As of December 31, 1997, IDC Systems serviced on a yearly basis approximately 1,700 compaction customers, many of which are multi-story residential buildings that are potential customers for the hi-rise system. The Company is attempting to capitalize on IDC System's customer base and industry contacts.

         The following table sets forth for the periods indicated information with respect to the percentages of revenues derived from sales of the Company's products:

                                                            YEAR ENDED                     NINE MONTHS ENDED
                                                           DECEMBER 31,                      SEPTEMBER 30,
                                                 --------------------------------          ------------------
                                                 1994          1995          1996          1996          1997
                                                 ----          ----          ----          ----          ----
REVENUES:
   Equipment sales.......................         93%           66%           50%           70%           42%
   Trash chute sales.....................          -             -             -             -            45%
   Shared savings contract revenue.......          5%           13%           13%           12%            5%
   Service/Parts revenue.................          2%           21%           37%           18%            8%
                                                 ---           ---           ---           ---           ---
     Total revenue.......................        100%          100%          100%          100%          100%
                                                 ===           ===           ===           ===           ===

         The Company was incorporated in Florida in May 1990 as Recycling Systems, Inc. and, in March 1992, changed its name to Hi-Rise Recycling Systems, Inc. The Company's executive offices are located at 16255 N.W. 54th Avenue, Miami, Florida 33014, and its telephone number is (305) 624-9222. Unless otherwise indicated, all references in this Prospectus to the Company include its wholly-owned subsidiaries, IDC Acquisition Sub, Inc., IDC

Systems, Inc., Wilkinson Company, Inc., DCR Acquisition Sub, Inc., Dade County Recycling, Inc., HS Acquisition Corp. and AM Acquisition Corp.

RECENT EVENTS

         WILKINSON ACQUISITION. On February 3, 1997, the Company acquired (the "Wilkinson Acquisition") substantially all of the assets other than real property (the "Wilkinson Assets") and assumed certain of the liabilities of Wilkinson Company, Inc., an Ohio corporation (the "Wilkinson Seller"). The Company consummated the Wilkinson Acquisition as part of its strategy to (i) expand its network of independent distributors, (ii) offer a fully integrated waste disposal system for multi-story buildings and (iii) commence manufacturing the components of the Company's systems. The aggregate purchase price paid for the Wilkinson Assets was $2,486,827 in cash, subject to adjustment under certain circumstances, and 76,272 shares of the Company's Common Stock valued at $300,000. The Wilkinson Seller was engaged in the sale, manufacture, distribution and installation of sheet metal fabrication products, consisting primarily of laundry and rubbish chutes, as well as corner guards, kick and push plates, handrails and bumper rail systems. The Company, through its subsidiary Wilkinson Company, Inc. ("Wilkinson"), is continuing the business previously conducted by the Wilkinson Seller. Wilkinson has a network of approximately 65 domestic independent distributors. The Company has commenced utilizing Wilkinson's distributor network to market the hi-rise system as well as Wilkinson's products. In addition, as a result of the Wilkinson Acquisition, the Company is able to offer multi-story buildings a fully integrated waste disposal system consisting of the hi-rise system, waste disposal chute and trash compaction system. In connection with the Wilkinson Acquisition, Wilkinson entered into a lease with the Wilkinson Seller for its facility in Stow, Ohio. The Company has commenced consolidating the manufacturing and engineering of certain of the Company's products at Wilkinson's facility in Ohio, which the Company believes will enable it to realize cost efficiencies.

         1997 PRIVATE PLACEMENT. In late June and early July 1997, the Company sold an aggregate of 200 shares of newly created Series B Convertible Preferred Stock, $.01 par value per share (the "Series B Preferred Stock"), and warrants (the "Warrants") to purchase an aggregate of 888,887 shares of the Common Stock, in a private placement to accredited investors for an aggregate purchase price of $2,000,000. The Series B Preferred Stock is convertible, at the option of the holder thereof, into Common Stock at a conversion price of $2.25. The conversion price is subject to adjustment for various events such as stock dividends and recapitalizations. In addition, if the average closing bid price (the "Trading Price") of the Common Stock, as reported on the Nasdaq Small-Cap Market, during the three-month period commencing on the 270th day after the date of the initial issuance of shares of the Series B Preferred Stock and ending on the 360th day after such date is less than 135% of the then applicable conversion price, the conversion price shall be reduced to such price as shall equal the Trading Price divided by 1.35. Upon conversion, the holder will be entitled to dividends at the rate of 8% per annum, accrued from the date of issuance through the date of conversion payable in Common Stock. The Series B Preferred Stock has no voting rights.

         The Warrants are exercisable to purchase from the Company shares of Common Stock at an exercise price of $2.25 per share. The exercise price is subject to adjustment for various events such as stock dividends and recapitalizations. In addition, if the Trading Price of the Common Stock, as reported on the Nasdaq Small-Cap Market, during the three-month period commencing on the 270th day after June 23, 1997 and ending on the 360th day after June 23, 1997 is less than 135% of the then applicable exercise price, the exercise price shall be reduced to such price as shall equal the Trading Price divided by 1.35.

         In connection with the sale of the Series B Preferred Stock and the Warrants, the Company granted the purchasers certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the Warrants. Such shares are included in the Shares offered hereby.

         NURETEC ACQUISITION. In July 1997, the Company acquired all of the issued and outstanding capital stock of NuReTec, Inc. ("NRT"), through the merger of NRT into NRT Acquisition Sub, Inc., a wholly-owned subsidiary of the Company. In consideration for its acquisition of the capital stock of NRT, the Company issued an aggregate 150,000 shares of its Common Stock, valued at $573,750, to the former shareholder of NRT. Such shares are included in the Shares offered hereby.

         HESCO AND ATLANTIC MAINTENANCE ACQUISITION. On February 20, 1998, HS Acquisition Corp., a newly-formed wholly-owned subsidiary of the Company, merged with and into Hesco Sales, Inc., a Florida corporation ("Hesco") owned by Evelio Acosta ("Acosta"), with Hesco as the surviving corporation (the "Hesco Merger"). As a result of the Hesco Merger, Hesco became a wholly-owned subsidiary of the Company. The consideration for the Hesco Merger paid by the Company was $8,300,000 in cash. The consideration for the Hesco Merger consisted of $3,200,000, the net proceeds of a Private Placement described below. Approximately $500,000 of the Hesco

Merger consideration was funded from the proceeds of a $500,000 five-year term loan from Donald Engel, Chairman of the Board of Directors and Chief Executive Officer of the Company. The remaining portion of the Hesco Merger consideration was funded through the proceeds of a line of credit and a term loan from Ocean Bank, N.A.

         On February 20, 1998, AM Acquisition Corp., a newly-formed wholly-owned subsidiary of Company, merged with and into Atlantic Maintenance of Miami, Inc., a Florida corporation ("Atlantic Maintenance") owned by Acosta, with Atlantic Maintenance as the surviving corporation (the "Atlantic Maintenance Merger"). As a result of the Atlantic Maintenance Merger, Atlantic Maintenance became a wholly-owned subsidiary of the Company. The consideration for the Atlantic Maintenance Merger consisted of 1,276,094 shares of Common Stock.

         Hesco has been engaged primarily in manufacturing, marketing and selling solid waste handling equipment products for the past 35 years. Hesco's product lines include waste containers, trash compaction systems, roll-off hoists, tarp systems, bailers and hoppers. In addition, Hesco recently commenced the sale of rebuilt garbage trucks. Hesco markets its products to waste haulers and various municipalities primarily in the State of Florida. The Company believes that the acquisition of Hesco will enable the Company to offer a full line of solid waste handling and disposal equipment products and expand horizontally into the waste hauler and municipal waste equipment markets.

         1998 PRIVATE PLACEMENT. On February 19, 1998, the Company sold an aggregate of 1,299,098 shares of its Common Stock for $2.70 per share in a private placement to accredited investors (the "1998 Private Placement") in which it received aggregate gross proceeds of approximately $3,507,560. After payment of fees, expenses and commissions, the net proceeds to the Company from the 1998 Private Placement were approximately $3,200,000. The purchasers were granted certain registration rights with respect to the shares purchased in the 1998 Private Placement. Such shares are included in the Shares offered hereby.

         In connection with the 1998 Private Placement, the Company issued to Gilford Securities Incorporated, the placement agent for the 1998 Private Placement ("Gilford"), five year warrants to purchase 129,910 shares of the Common Stock (the "Gilford Warrants"), which warrants are exercisable at $2.70, the sales price per share of Common Stock in the 1998 Private Placement. The Company granted to Gilford certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Gilford Warrants.

                                  RISK FACTORS

         THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS VARIOUS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH REPRESENT THE COMPANY'S EXPECTATIONS AND BELIEFS CONCERNING FUTURE EVENTS. THE COMPANY CAUTIONS THAT THESE STATEMENTS ARE FURTHER QUALIFIED BY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, THE
FOLLOWING: DECLINE IN DEMAND FOR THE COMPANY'S PRODUCTS; THE EFFECT OF GENERAL ECONOMIC CONDITIONS GENERALLY AND FACTORS AFFECTING THE WASTE HAULING AND CONSTRUCTION INDUSTRIES. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES AND ACTUAL EVENTS OR RESULTS MAY DIFFER AS A RESULT OF THESE AND OTHER FACTORS.

         SIGNIFICANT AND CONTINUING LOSSES. Since its inception, the Company has incurred significant losses, including losses of $350,120, $2,319,065, $2,639,151 and $142,360, respectively, for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, and has only recently generated meaningful revenues. At September 30, 1997, the Company had an accumulated deficit of $6,100,583. Inasmuch as the Company's operating expenses have increased and may be expected to continue to increase significantly in connection with the Company's continued expansion (including in connection with strategic acquisitions and with the establishment of sales offices, the hiring of additional sales and marketing personnel and the purchase of system components held for lease), the Company anticipates that losses will continue until such time, if ever, as the Company is able to generate sufficient revenues to offset its operating costs and the costs of continuing expansion. There can be no assurance that the Company will ever achieve significant profitability.

         RISKS ASSOCIATED WITH ACQUISITIONS AND RAPID EXPANSION. The Company has limited experience in effectuating rapid expansion or in managing operations which are geographically dispersed. Expansion of the Company's operations will be dependent on, among other things, the Company's ability to achieve significant market acceptance for the hi-rise system, successfully site, establish and operate sales offices, hire and retain skilled management, marketing, technical and other personnel, secure adequate sources of supply on a timely basis and on commercially reasonable terms and successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality controls). To date, a substantial portion of hi-rise systems have been installed in multi-story residential buildings concentrated in limited geographic markets. In addition, Hesco's customer base consists of waste haulers and municipalities primarily in the State of Florida. The Company's growth prospects will be partially dependent upon the hi-rise system achieving greater penetration in the markets in which it is currently being sold as well as significant penetration in new geographic markets. The Company's growth prospects are also dependent in part upon its success in integrating Hesco into its operations and expanding the penetration of new markets for Hesco's solid waste handling products. The Company's prospects could be adversely affected by declines in the real estate industry or the economy generally, particularly in areas with high concentrations of multi-story residential buildings, which could result in reduction or deferral of capital expenditures by prospective customers. The Company's future growth will also be dependent upon the Company's ability to achieve a sufficient installed base of leased systems and on its ability to successfully enhance or adapt the hi-rise system to satisfy evolving industry standards and government requirements. The Company will continue to seek to expand its operations through the acquisition of existing companies in businesses which the Company believes are compatible with its business. There can be no assurance that the Company will be able to successfully integrate into its operations any business which it has acquired or may acquire in the future or otherwise successfully continue to expand its operations.

         DEPENDENCE ON THIRD-PARTY SALES AND MARKETING ARRANGEMENTS. The Company is dependent upon third-party marketing arrangements with independent sales representatives and distributors for the sale and marketing of certain of its products. Wilkinson has a network of approximately 65 domestic and five international distributors who market its products primarily to architects and building contractors. The Company has commenced marketing the hi-rise system through Wilkinson's independent distributor network. The Company generally has contractual arrangements with its distributors pursuant to which the distributor is granted the exclusive right to market the Company's products in the specified territory. The distributor typically is not required to meet sales quotas to maintain its relationship with the Company. The Company's arrangements with its independent sales representatives and distributors typically do not preclude them from selling competitive products. The Company's success is dependent upon the expertise and relationships of its independent sales representatives and distributors with customers. The failure by the Company to attract and retain independent sales representatives and distributors would have a material adverse effect on the Company.

         FAILURE TO QUALIFY AS A MINORITY VENDOR FOLLOWING THE CONSUMMATION OF THE HESCO ACQUISITION. Hesco solicits a significant portion of its sales through participation in municipal bids and is listed on the Florida Statewide Vendor List. Hesco's marketing efforts include monitoring trade journals and other industry sources for bid solicitations by various entities including government authorities and related instrumentalities, and responding to such bid solicitations. Typically, a bidder submits a proposal detailing its qualifications, including its qualification as a minority vendor, the products to be provided and the cost of the products to the soliciting entity which then, based upon its evaluation of the proposals submitted, awards the order to the successful bidder. In awarding municipal orders, material consideration is often given to a bidder's qualification as a minority vendor. Since its formation, Hesco has qualified as a minority vendor. Historically, approximately 10% to 12% of Hesco's revenues related to orders resulting from awards granted based on Hesco's qualification as a minority vendor. As a result of the Company's acquisition of Hesco, Hesco may no longer qualify as a minority vendor and, accordingly, may not be eligible to bid on such orders in the future, adversely affecting its operations and financial condition. No assurance can be given that Hesco will be able to continue to bid on and be awarded such orders.

         LITIGATION; POTENTIAL LIABILITY. The Company's business involves substantial risks of liability, including exposure to claims made by users of its waste handling equipment products for personal injuries. IDC Systems is currently a defendant in a lawsuit involving a personal injury matter arising prior to its acquisition by the Company in which the adverse party is seeking damages which are substantially in excess of the Company's and IDC Systems' assets and applicable insurance coverage. While IDC Systems' insurance carrier, IDC Systems and other defendants in such lawsuit are defending such action and the Company believes that IDC Systems' liability insurance in the amount of $2,000,000 in the aggregate and $1,000,000 per occurrence will cover such claims, there can be no assurance that such insurance will be adequate to cover such claims or future claims, that the action will be resolved favorably or that the outcome of the action or settlement will not have a material adverse effect on IDC Systems, including possibly requiring IDC Systems to pay substantial monetary damages and/or significantly curtail or cease operations. Although the Company believes, based upon the advice of counsel, that any liability arising out of such claims will be limited to the assets of IDC Systems, there can be no assurance that the Company will not become liable for such claims, which would have a material adverse effect on the Company. In addition, no assurance can be given that the Company will not be subject to additional claims resulting in substantial liability for which it is not fully insured or that it will be able to maintain adequate levels of insurance on acceptable terms. A partially or completely uninsured successful claim against the Company of sufficient magnitude could have a material adverse effect on the Company.

         POTENTIAL PRODUCT LIABILITY AND WARRANTY EXPENSE. The Company may be exposed to potential product liability claims by its customers and users of its products. The Company maintains product liability insurance coverage of $5,000,000 in the aggregate and $1,000,000 per occurrence. The Company believes such insurance provides adequate coverage for the types of products currently marketed and proposed to be marketed by the Company. There can be no assurance, however, that such insurance will be sufficient to cover potential claims or that an adequate level of coverage will be available in the future at a reasonable cost. A partially insured or completely uninsured successful claim against the Company could have a material adverse effect on the Company. The Company warrants the hi-rise system to be free from defects in manufacturing and materials for up to one year from the date of shipment. In addition, IDC Systems warrants its trash compaction units, Wilkinson warrants its sheet metal fabrication products and Hesco warrants its waste handling products to be free from defects in workmanship and materials for one year from the date of installation. There can be no assurance that future warranty expenses will not have a material adverse effect on the Company.

         UNCERTAINTY OF MARKET ACCEPTANCE. To date, the hi-rise system has achieved only limited market acceptance. The Company is attempting to market a product which relies on fundamentally changing the way residents in multi-story buildings dispose of their waste, an activity pattern which has been relatively consistent in the past. As is typically the case with an emerging business concept, demand and market acceptance for newly introduced products and services is subject to a high level of uncertainty. The Company's success is partially dependent on the Company's ability to position the hi-rise system as a preferred method for collection of source-separated recyclables. Potential customers may elect to utilize other methods of waste collection and separation which they believe to be more efficient or have other advantages over the hi-rise system, including manual methods of waste collection and separation or methods which do not involve significant capital expenditures, or otherwise choose to refrain from participating in recycling or source separation programs. Because the use of the hi-rise system may result in decreased labor costs for building maintenance workers or haulers, the hi-rise system may be opposed by labor unions. There can be no assurance that the Company's efforts will result in significant market acceptance for the hi-rise system or that the Company will succeed in positioning the hi-rise system as a preferred method for collection of source-separated recyclables.

         POSSIBLE NEED FOR ADDITIONAL FINANCING. The Company's capital requirements have been and will continue to be significant. The Company anticipates, based on currently proposed plans and assumptions relating to its operations (including the anticipated costs associated with, and timetable for, its proposed expansion), that cash flow from operations and funds available under the Company's existing credit facilities will be sufficient to satisfy the Company's contemplated cash requirements for at least 12 months. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or if its existing capital and cash flow otherwise prove to be insufficient (due to unanticipated expenses, delays, problems, difficulties or otherwise), the Company could be required to seek additional financing or may be required to curtail its expansion or other activities. In the event that the Company requires additional financing, the Company may seek to raise capital through the sale of its equity securities, including at prices which represent significant discounts from the market price of the Common Stock. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all.

         OUTSTANDING INDEBTEDNESS; INCURRENCE OF ADDITIONAL INDEBTEDNESS; SECURITY INTERESTS. The Company had outstanding indebtedness of $1,743,858, $1,884,814 and $4,536,690 at December 31, 1995 and 1996 and September 30, 1997,
respectively. Of such indebtedness, approximately $1,243,858, $1,584,814 and $3,636,690 was outstanding at December 31, 1995 and 1996 and September 30, 1997, respectively, under a line of credit with Ocean Bank, Miami, Florida ("Ocean Bank"), which is secured by lease accounts receivable and is repayable on demand. In addition, the Company has entered into a lease financing arrangement with Western Finance and Lease, Inc., formerly known as First Sierra, Inc. ("Western Finance"), pursuant to which Western Finance has agreed to purchase, from time to time, eligible leases of hi-rise systems from the Company for a purchase price equal to the discounted present value of the leases purchased. In the event that a lessee defaults under a lease purchased by Western Finance, Western Finance has the right to require the Company to repurchase 25% of the lease obligations. At September 30, 1997, the Company's contingent repurchase obligations under this arrangement equaled $257,647. Furthermore, in February 1998, the Company incurred approximately $6.0 million of additional indebtedness to Ocean Bank, consisting of a $3.0 line of credit and $3.0 million term loan, the proceeds of which were used for the Hesco Acquisition and for working capital. The line of credit bears interest at the prime rate plus 1-1/2% per annum and is repayable in February 1999. The term loan bears interest at the prime rate plus 1-1/2% per annum and is repayable in 100 equal monthly installments of principal of $30,000 each plus accrued interest. The loan is secured by substantially all of the assets of the Company. To the extent that the Company is required to repay such indebtedness or to repurchase lease obligations from Western Finance, the Company will have less resources available to it for other purposes.

         DEPENDENCE ON RECYCLING LEGISLATION. In response to increasing public concern relating to the environmental impact of traditional solid waste disposal methods, such as landfilling and incineration, government authorities have adopted regulations designed to alleviate various environmental and waste disposal problems resulting from such disposal methods. State and local legislation targeting solid waste reduction and landfill diversion generally includes recycling goals and/or tax incentives to encourage recycling. During the past decade, according to the Environmental Protection Agency, 45 states and the District of Columbia have established goals to recycle various percentages, ranging from 25% to 50%, of solid waste by specified dates, and 33 states and the District of Columbia offer recycling tax incentives. Various state and local legislation has been enacted requiring or encouraging separation of solid waste materials prior to final disposal as an integral part of recycling programs. In 1988, the State of Florida adopted legislation requiring each county in the state to initiate recycling and solid waste separation programs designed to reduce the volume of municipal solid waste by at least 30% by the end of 1994. Many large Florida municipalities, including those in Dade, Broward and Collier (West Coast Florida) Counties, mandate that residents separate and recycle newspaper, aluminum cans, glass and plastic bottles. The State of New York enacted legislation in 1988 requiring municipalities to adopt ordinances by 1992 mandating source separation programs. Additionally, many large cities, including New York City, Chicago and Toronto, Canada, have enacted legislation mandating source separation programs for multi-story buildings. The Company believes that continuing initiatives of state and local government authorities and increasing hauling costs and landfill use fees have created incentives for multi-story building owners to encourage recycling and significant demand for innovative waste management solutions such as the hi-rise system. Nevertheless, failure by government authorities to continue to implement mandatory recycling legislation or significant relaxation of such requirements or enforcement thereof could have a material adverse effect on the Company's business and prospects.

         DEPENDENCE ON THIRD-PARTY MANUFACTURING ARRANGEMENTS. Although the Company has commenced the manufacturing of the hi-rise tri-sorter system and a majority of its trash compaction systems at Wilkinson's facility, the Company continues to be dependent on third-party arrangements for the manufacture of certain of its component parts, including the carousel, roll-away waste collection bins and most of the components of the electronic control panel incorporated into the hi-rise system, and to a lesser extent components for trash compaction systems. For the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, the Company purchased substantially all of its carousel requirements from one manufacturer, Accudyne Corporation. Although the Company currently has several alternative sources for these components and believes that additional alternative sources are readily available, failure by such manufacturers to continue to supply the Company with components on commercially reasonable terms, or at all, in the absence of readily available alternative sources, would have a material adverse effect on the Company. The Company has been substantially dependent on the ability of its manufacturers, among other things, to satisfy performance and quality specifications and dedicate sufficient production capacity for components within scheduled delivery times. The Company does not maintain supply contracts with any of its manufacturers and purchases components pursuant to purchase orders placed from time to time in the ordinary course of business. Failure or delay by the Company's suppliers in supplying necessary components to the Company would adversely affect the Company's ability to obtain and deliver products on a timely and competitive basis.

         DEPENDENCE ON SUPPLIERS. The Company's ability to manufacture its products is dependent upon receiving supplies, or components and raw materials, including the steel necessary to product waste containers, chutes and certain other products, from a limited number of sources. To date, the Company has experienced no material difficulties in procuring supplies, components or materials. However, if deliveries of such items are delayed, the Company's production ability may be decreased, which could have a material adverse effect on the Company.

         INDUSTRY COMPETITION. The waste management industry is characterized by intense competition. The Company is aware of at least three companies that offer or are attempting to offer solid waste collection alternatives for multi-story residential buildings. There can be no assurance that other companies do not have or are not currently developing functionally equivalent products, or that functionally equivalent products will not become available in the near future. In addition, there are numerous companies involved in the waste management industry, including waste hauling companies and companies engaged in waste separation, recovery and recycling, which may have the expertise and resources that would encourage them to attempt to develop and market products which would compete with the hi-rise system or render the system obsolete or less marketable. The Company's system currently competes with other methods for separating and collecting recyclables and waste disposal. The Company also competes with numerous companies that offer trash compaction systems substantially similar to those sold by IDC and companies that offer sheet metal fabrication products substantially similar to those sold by Wilkinson. In addition, Hesco competes with a number of national and regional manufacturers and distributors of solid waste handling equipment. Many of the companies marketing such waste disposal systems, sheet metal fabrication products and other solid waste handling equipment or with the potential to do so are well established, have substantially greater financial and other resources than the Company, and have established reputations relating to product design, development, marketing and support. There can be no assurance that the Company will be able to compete successfully.

         POSSIBLE FLUCTUATIONS IN OPERATING RESULTS. The Company's operating results could vary from period to period as a result of the Company's sales cycle, as well as from variations between sales and leasing arrangements, non-recurring system sales to a limited customer base and increased competition. The Company's sales cycle, which commences at the time a prospective customer demonstrates to the Company an interest in purchasing or leasing a hi-rise system and ends upon execution of a purchase order or lease agreement with that customer, typically ranges from two to six months. The period from the execution of a purchase order and/or lease agreement until delivery of system components to the Company, assembly, shipment and completion of installation of such system, at which time the Company recognizes revenues, typically ranges from one to two months in the case of existing buildings and from six to eighteen months in the case of new building construction. In addition, IDC Systems' sales cycle generally ranges from one to eight weeks, while Wilkinson's sales cycle ranges from two to six months. There can be no assurance that such factors will not cause significant fluctuations in operating results in the future.

         PATENTS AND PROPRIETARY INFORMATION. The Company holds three United States, one Canadian and one European Community patents which cover a system of separating waste in multi-story buildings with a chute system. Hesco holds two United States patents, one covering an apparatus for covering waste containers transported on trucks and the other a compaction assembly for use with recycling bins. Functionally equivalent waste collection and source-separation systems which may not be covered by the Company's patents may be currently in commercial distribution by the Company's competitors. The Company has applied for patents in Japan and Korea similar or identical to its United States, Canadian and European Community patents. The Company will apply for additional patents as deemed appropriate. The Company believes that patent protection is important to its business and the Company could be required to expend significant funds in connection with enforcing or defending its patent rights. There can be no assurance as to the breadth or degree of protection which existing or future patents, if any, may afford the Company, that any unissued patent applications will result in issued patents or that patents will not be circumvented or invalidated. Although the Company believes that its patents, the hi-rise system and its other products do not and will not infringe patents or violate proprietary rights of others, it is possible that its existing patent rights may not be valid or that infringement of existing or future patents or proprietary rights may occur. In the event the Company's products infringe patents or proprietary rights of others, the Company may be required to modify the design of its products or obtain a license. There can be no assurance that the Company will be able to do so in a timely manner, upon acceptable terms and conditions or at all. Failure to do any of the foregoing could have a material adverse effect upon the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement, proprietary rights violation action or alleged infringement or violation action. Moreover, if one of the Company's products infringes patents or propriety rights of others, the Company could, under certain circumstances, become liable for damages, which could have a material adverse effect on the Company.

         The Company also relies on trade secrets and proprietary know-how and employs various methods to protect the concepts, ideas and documentation of its proprietary information. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such know-how or obtain access to the Company's know-how, concepts, ideas and documentation. Although the Company has and expects to have confidentiality agreements with its employees and appropriate vendors, there can be no assurance that such arrangements will adequately protect the Company's trade secrets. Since the Company believes that its proprietary information is important to its business, failure to protect such information could have a material adverse effect on the Company.

         DEPENDENCE ON KEY PERSONNEL. The success of the Company will be largely dependent on the personal efforts of Donald Engel, Chairman of the Board and Chief Executive Officer, Gary McAlpin, Chief Operating Officer, Seymour Oestreicher, its Vice President-Distribution Development, Brad Hacker, its Chief Financial Officer and other key personnel. Although the Company has entered into employment agreements with Messrs. Engel, McAlpin and Hacker, the Company does not maintain key-man insurance and the loss of the services of any of such individuals or certain other key employees, could have a material adverse effect on the Company's business and prospects. The success of the Company is also dependent upon its ability to hire and retain additional qualified marketing, technical and other personnel. There can be no assurance that the Company will be able to hire or retain such necessary personnel.

         AUTHORIZATION OF PREFERRED STOCK. The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of "blank check" preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. In June and July 1997, the Company designated and issued 200 shares of the Series B Preferred Stock. Although the Company has no present intention to issue any additional shares of its preferred stock, there can be no assurance that the Company will not do so in the future.

         SHARES ELIGIBLE FOR FUTURE SALE; RISK OF SALES BELOW CURRENT MARKET PRICE. As of the date hereof, 9,043,731 shares of Common Stock are issued and outstanding. Of such shares, 5,771,270 shares are freely tradeable without restriction or further registration under the Securities Act unless held by an "affiliate" of the Company. The remaining 3,272,461 shares of Common Stock, including 1,280,579 of the Shares registered hereunder, are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act ("Rule 144"), and may only be sold if such shares are registered under the Securities Act or sold in accordance with Rule 144 or another exemption from registration under the Securities Act. Of such shares, 547,269 shares are currently eligible for sale under Rule 144 and 150,000 will become eligible for sale under Rule 144 in December 1998 and 1,280,597 will be eligible for sale under Rule 144 in February 1999.

         No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares of Common Stock for sale will have on the market prices of the Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market, particularly at prices below prevailing market prices for the Common Stock, may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

         DIVIDEND POLICY. The Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay any cash dividends in the foreseeable future.

         POSSIBLE DELISTING OF SECURITIES FROM NASDAQ SYSTEM; DISCLOSURE RELATING TO LOW-PRICED STOCKS. In order to continue to be included in NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of the public float and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price, it will remain eligible for continued inclusion in NASDAQ if the market value of the public float is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. The failure to meet these maintenance criteria in the future may result in the discontinuance of the inclusion of Common Stock in NASDAQ. In such event, trading, if any, in the Common Stock may then continue to be conducted in the non-NASDAQ over-the-counter market. As a result of such delisting, an investor may find it more difficult to dispose of, or to obtain quotations as to the market value of, the Common Stock. In addition, if the Common Stock were delisted from trading on NASDAQ and the trading price of the Common Stock were less than $5.00 per share, trading in the Company's securities would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in penny stocks, which could reduce the liquidity of the Company's securities and have a material adverse effect on the trading market for the Company's securities.

                                 USE OF PROCEEDS

         The Company will receive no proceeds from the sale of any of or all of the Shares of Common Stock being offered by the Selling Shareholders hereunder. The Company will, however, pay all of the expenses, estimated to be approximately $20,000, in connection with this offering, other than underwriting commissions and discounts.

                              SELLING SHAREHOLDERS

         The Company has been advised by the Selling Shareholders that none of them have ever held a position or office, or had any material relationship with, the Company, except that Gilford Securities Incorporated acted as the placement agent in the 1998 Private Placement for which it received a placement fee equal to 5% of the gross proceeds of the 1998 Private Placement, and a management of 1% of the gross proceeds of such Private Placement. Gilford also received Warrants to purchase 129,910 shares of Common Stock for $2.70 per share, the price paid by investors in the 1998 Private Placement. The following table sets forth certain information with respect to the ownership of the Common Stock by the Selling Shareholders as of March 19, 1998.

                                             OWNERSHIP OF SHARES                            OWNERSHIP OF SHARES
                                               OF COMMON STOCK             NUMBER             OF COMMON STOCK
                                              PRIOR TO OFFERING              OF              AFTER OFFERING(1)
           NAME AND ADDRESS                ------------------------        SHARES          -----------------------
        OF SELLING SHAREHOLDER             SHARES        PERCENTAGE    OFFERED HEREBY      SHARES       PERCENTAGE
        ----------------------             ------        ----------    --------------      ------       ----------
John S. Smith and Ann K. Smith,
   JTWROS........................          365,457          4.0            365,457(2)         0             *

Walton Graphic Media, Inc........          548,186          6.1            548,186(3)         0             *

Keystone Venture IV, L.P.........          915,111         10.1            915,111(4)         0             *

LBC Capital Resources............           93,000          1.0             93,000(5)         0             *

Winslow Management & Company.....          370,200          4.1            370,200            0             *

Privatinvest Bank AG.............           92,600          1.0             92,600            0             *

Hilliard Limited Partnership.....           92,593          1.0             92,593            0             *

Daniel Hilliard..................           18,519            *             18,519            0             *

Fernando J. Davila...............           37,037            *             37,037            0             *

Mary Louise Pappas...............           18,519            *             18,519            0             *

Hare & Company, c/o the Bank of
   New York......................           40,000            *             40,000            0             *

Daniel J. Hilliard, Trustee,
   Wallace J. Hilliard FLINT
   Trust UAD 12/20/97............          444,444          4.9            444,444            0             *

RHI Holdings, Inc................          166,667          1.8            166,667            0             *

William Stone....................          150,000          1.7            150,000            0             *

Gilford Securities Incorporated..          129,910            *            129,910(6)         0             *

James Taylor                                28,519            *             18,519         10,000           *

 *  Less than 1%.
(1) Assumes all Shares registered hereunder have been sold. Because the Selling Shareholders may sell all, some or none of their Shares, no actual estimate can be made of the aggregate number of Shares that are to be offered hereby or the number or percentage of Shares that the Selling Shareholders will own upon completion of the offering to which this Prospectus relates.
(2) Consists of 187,680 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock and 177,777 shares of Common Stock issuable upon exercise of currently exercisable Warrants.
(3) Consists of 281,520 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock and 266,666 shares of Common Stock issuable upon exercise of currently exercisable Warrants.
(4) Consists of 470,667 shares of Common Stock issuable upon conversion of Series B Preferred Stock and 444,444 shares of Common Stock issuable upon exercise of currently exercisable Warrants.
(5) Consists of 93,000 shares of Common Stock issuable upon exercise of currently exercisable Warrants.
(6) Consists of 129,910 shares of Common Stock issuable upon exercise of currently exercisable Warrants.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority under the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Articles of Incorporation provide that, to the extent permitted by Florida law, the Company shall indemnify and shall advance expenses on behalf of its officers and directors. Insofar as indemnification for liabilities under the Securities Act, may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.



                              PLAN OF DISTRIBUTION

         The Company has registered the Shares under the Securities Act for sale by the Selling Shareholders pursuant to the Registration Rights Agreements. The Selling Shareholders have advised the Company that they may from time to time sell all or part of the Shares in one or more transactions in the over-the-counter market, on the Nasdaq Small-Cap Market (or any exchange on which the Common Stock may then be listed), in negotiated transactions or otherwise, or pursuant to a combination of such methods of sale. This Prospectus also may be used, with the Company's consent, by donees of the Selling Shareholders, or by other persons acquiring the Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. Such Shares will be sold at the market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or purchasers of the Shares, or both, for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the Selling Shareholders and any broker-dealers or agents participating in such sales may be deemed to be underwriters as that term is defined under the Securities Act. Neither the Company nor the Selling Shareholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders in connection with their sale of the Shares from time to time.

         Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available.

         The Company will pay all of the expenses, estimated to be approximately $20,000, in connection with this offering, other than underwriting commissions and discounts. The Company has agreed to indemnify the Selling Shareholders, and any underwriters, against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have also agreed to indemnify the Company, its directors, officers, agents and representatives against certain liabilities, including liabilities under the Securities Act. The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Shareholders; however, the maximum gross proceeds payable to the Company from the exercise of all of the Warrants, if exercised in full, would be $2,629,753.

         The Company has advised the Selling Shareholders that the anti-manipulative rules under the Exchange Act, including Rules 10b-6 and 10b-7, may apply to sales in the market of the Shares offered hereby, and has furnished the Selling Securityholders with a copy of such rules. The Company has also advised the Selling Shareholders of the requirement for the delivery of this Prospectus in connection with resales of the Shares offered hereby.

         The Company has been advised by the Selling Shareholders that they will comply with Rule 10b-6 promulgated under the Exchange Act, in connection with all resales of the Shares offered hereby. The Company has also been advised by the Selling Shareholders that they had not, as of March 15, 1998, entered into any arrangement with a broker-dealer for the sale of the Shares through a block trade, special offering, exchange distribution or secondary distribution of a purchase by a broker-dealer.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. As of March 18, 1998, 9,043,731 shares of Common Stock and 200 shares of Series B Preferred Stock were outstanding.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the assets of the Company, if any, legally available for distribution to shareholders after the payment of all debts and liabilities of the Company and after provision for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock have no conversion, preemptive or other subscription rights, and there are no sinking fund or redemption provisions applicable to the Common Stock.

PREFERRED STOCK

         The Company is authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock and, in certain instances, could adversely affect the market price of such stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. In November 1995, the Company's Board of Directors created a class of Series A Preferred Stock and authorized the Company's issuance, from time to time, of up to 850 shares of such preferred stock. On November 13, 1995, the Company issued and sold 720 shares of the newly created Series A Preferred Stock in an offshore private placement transaction. All 720 issued and outstanding shares of Series A Preferred Stock have been converted into an aggregate of 2,705,979 shares of Common Stock at an average per share conversion price of $2.78. In June 1997, the Company's Board of Directors created a class of Series B Preferred Stock and authorized the Company's issuance, from time to time, of up to 200 shares of Series B Preferred Stock. In June and July 1997 the Company issued and sold all 200 shares of the newly created Series B Preferred Stock in a private placement transaction. The Series B Preferred Stock is convertible, at the option of the holder, into Common Stock at a conversion price of $2.25, subject to adjustment under certain circumstances. See "The Company - Recent Events."

FLORIDA ANTI-TAKEOVER LAW

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

                                  LEGAL MATTERS

         The validity of the Shares being offered hereby is being passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., 1221 Brickell Avenue, Miami, Florida 33131.



                                     EXPERTS

         The balance sheets as of December 31, 1996 and 1995, and the statements of operations, changes in shareholders' equity and cash flows for the years then ended, incorporated by reference in this prospectus from the Company's 1996 Annual Report on Form 10-KSB, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The audited combined financial statements of Hesco Sales, Inc. and Subsidiaries and Atlantic Maintenance, Inc. for the years ended October 31, 1997 and 1996 have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

================================================================================

         No dealer, salesperson or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, or an offer to sell or solicitation of an offer to buy such securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date of this Prospectus.

                     --------------

                    TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Available Information..............................2
Incorporation of Certain Documents by Reference....2
The Company........................................4
Risk Factors.......................................7
Use of Proceeds...................................13
Selling Shareholders..............................14
Indemnification of Directors and Officers.........15
Plan of Distribution..............................15
Description of Capital Stock......................16
Legal Matters.....................................17
Experts...........................................17

================================================================================

================================================================================

                                3,500,762 SHARES

                               HI-RISE RECYCLING
                                 SYSTEMS, INC.

                                  COMMON STOCK

                          ----------------------------
                                   PROSPECTUS
                          ----------------------------

                             ____________ __, 1998

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Company will pay all of the expenses incurred in connection with the offering described in this registration statement, other than underwriting commissions and discounts. Such expenses are estimated to be as follows:

           Securities and Exchange Commission registration fee....    $  4,250
           Legal fees and expenses................................      10,000
           Accounting fees and expenses...........................       2,000
           Miscellaneous..........................................       3,750
                                                                      --------
                    Total.........................................    $ 20,000
                                                                      ========


ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has authority under the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Articles of Incorporation require the Company to indemnify the Company's directors, officers, employees and agents. The Company has entered into an agreement with each of its directors and certain of its officers providing for indemnification to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act, may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.



ITEM 16.     EXHIBITS.

EXHIBIT
NUMBER                                               DESCRIPTION
-------                                              -----------
    5.1        Opinion of Greenberg Traurig Hoffman Lipoff Rosen &
               Quentel, P.A.+

   23.1 Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. (contained in Exhibit 5.1 hereto)+

   23.2        Consent of Coopers & Lybrand L.L.P.

   23.3        Consent of Coopers & Lybrand L.L.P.

   24.1        Power of Attorney (contained on signature page)

------------
+ To be filed by amendment.

ITEM 17.       UNDERTAKINGS.

         (a)      The undersigned Registrant hereby undertakes that:

                  (1) It will include any additional or changed material information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial BONA FIDE offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on this 19th day of March, 1998.

                               HI-RISE RECYCLING SYSTEMS, INC.


                               By:  /s/ DONALD ENGEL
                                    ----------------------------------------
                                    Donald Engel, Chairman of the Board and
                                    Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Donald Engel and Bradley Hacker, respectively, his true and lawful attorney-in-fact, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

   SIGNATURE                      TITLE                              DATE
   ---------                      -----                              ----


/s/ DONALD ENGEL         Chairman of the Board and Chief        March 19, 1998
-----------------------  Executive Officer
DONALD ENGEL             (principal executive officer)


/s/ BRADLEY HACKER       Controller (principal financial        March 19, 1998
-----------------------  and accounting officer)
BRADLEY HACKER


/s/ WARREN ADELSON       Director                               March 19, 1998
-----------------------
 WARREN ADELSON


/s/ IRA S. MERRITT       Director                               March 19, 1998
-----------------------
 IRA S. MERRITT


/s/ JOEL M. PASHCOW      Director                               March 19, 1998
-----------------------
JOEL M. PASHCOW

                                  EXHIBIT INDEX


NUMBER                                               DESCRIPTION                      PAGE
------                                               -----------                      ----
    5.1        Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.+

   23.1        Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.+
               (contained in Exhibit 5.1 hereto).

   23.2        Consent of Coopers & Lybrand L.L.P.

   23.3        Consent of Coopers & Lybrand L.L.P.

   24.1        Power of Attorney (contained on signature page)

------------
+ To be filed by amendment.